Exhibit 23.(a)

The Shareholders
Florida Progress Corporation:

We consent to incorporation by reference in the registration statements No. 33-51573 on Form S-3, No. 33-47623 on Form S-8, No. 2-93111 on Form S-3, No. 333-94143 on Form S-8, No. 333-66161 on Form S-8, and No. 333-07853 on Form S-3 of Florida Progress Corporation of our report dated January 20, 2000, except as to paragraph 1 of Note 2, which is as of March 3, 2000, relating to the consolidated balance sheets of Florida Progress Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and common equity and comprehensive income for each of the years in the three-year period ended December 31, 1999 and all related schedules, which report appears in the December 31, 1999 annual report on Form 10-K of Florida Progress Corporation.

/s/KPMG LLP
KPMG LLP
St. Petersburg, Florida

March 27, 2000